Exhibit 77Q.1 (a)


AMENDMENT #16
TO THE BY-LAWS
OF
FEDERATED MUNICIPAL SECURITIES FUND, INC.
Effective September 21, 2004
Insert the following into Article IV, Officers and renumber
Section 15 as Section 16:Section 15.  Chief Compliance Officer.
 The Chief Compliance Officer shall be responsible for administering the Trust's policies and procedures approved by the Board under Rule 38a-1 of the Investment Company Act of 1940, as amended. Notwithstanding any other provision of these By-Laws, the designation, removal and compensation of Chief Compliance Officer are subject to Rule 38a-1 under the Investment Company
Act of 1940, as amended.






Current as of:  8/18/94